UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D



                 Under the Securities Exchange Act of 1934



                                 Sonat Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)




                       Common Stock, $1.00 par value
-----------------------------------------------------------------------------
                       (Title of Class of Securities)




                                 835415000
             --------------------------------------------------
                               (CUSIP Number)



                         Gary P. Cooperstein, Esq.
                            Warren de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                         Telephone: (212) 859-8000
-----------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)




                               March 13, 1999
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sec ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                SCHEDULE 13D

CUSIP No. 835415000

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    El Paso Energy Corporation, I.R.S. IDENTIFICATION NO. 76-0568816

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           21,899,515

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       - 0 -

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         21,899,515

                10  SHARED DISPOSITIVE POWER

                    - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16.7%

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.7%

14  TYPE OF REPORTING PERSON

     CO

ITEM 1.  Security and Issuer
         -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $1.00 par value ("Sonat Shares"), of Sonat Inc., a Delaware corporation ("Sonat"). The principal executive offices of Sonat are located at Amsouth-Sonat Tower, Birmingham, Alabama 35203.

ITEM 2.  Identity and Background
         -----------------------

          This Schedule 13D is being filed by El Paso Energy Corporation, a Delaware corporation ("El Paso"). The principal business and executive offices of El Paso are located at 1001 Louisiana Street, Houston, Texas 77002. El Paso owns a coast-to-coast natural gas pipeline system and has operations in natural gas transmission, gas gathering and processing, energy marketing, power generation and international energy infrastructure development.

          (a)-(c); (f) Schedule I hereto contains certain information with respect to the executive officers and directors of El Paso, including their business addresses, their principal occupations or employment, the name, principal businesses and address of any corporation or other organization in which such employment is conducted and their citizenship.

          (d)-(e) Neither El Paso nor, to the knowledge of El Paso, any of the executive officers or directors of El Paso, has, during the last five
(5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          In connection with, and as a condition and inducement to El Paso's willingness to enter into the Merger Agreement described in Item 4 below, Sonat has granted to El Paso, pursuant to the terms of an Option Agreement, dated March 13, 1999 (the "Sonat Option Agreement"), an option (the "Sonat Option") to purchase, for $27.238 per share, up to 21,899,515 Sonat Shares. El Paso anticipates that if it purchases Sonat Shares pursuant to the Sonat Option, the funds to finance the purchase would come from bank borrowings and working capital, although the Sonat Option is not currently exercisable and no determination has been made at this time as to the source of such funds. As further described in Item 4 hereof, under certain circumstances, El Paso can perform a cashless exercise of the Sonat Option.

ITEM 4.     Purpose of Transaction
            ----------------------

          (a)-(j) On March 13, 1999, El Paso and Sonat entered into an Agreement and Plan of Merger (the "Merger Agreement"), which is Exhibit 1 hereto and incorporated herein by reference. The Merger Agreement provides, among other things, for the merger of Sonat with and into El Paso (the "Merger"). As a result of the Merger, each Sonat Share outstanding immediately prior to the effective time of the Merger (other than Sonat Shares issued and held in Sonat's treasury or by El Paso or any of their respective subsidiaries) will be converted into the right to receive one share of common stock, $3.00 par value, of El Paso (including any associated fractional preferred stock purchase right) ("El Paso Shares").

          In the event the Merger is not approved by the requisite vote of the stockholders of El Paso pursuant to the Delaware General Corporation Law (the "DGCL") at a duly noticed and held stockholders' meeting, the transaction would be restructured as a merger (the "Alternative Merger" and, the Alternative Merger or the Merger, as the case may be, the "Applicable Transaction") of a wholly owned subsidiary of El Paso (the "Merger Sub") with and into Sonat. As a result of the Alternative Merger, each Sonat Share outstanding immediately prior to the effective time of the Alternative Merger (other than Sonat Shares issued and held in Sonat's treasury or by El Paso or any of their respective subsidiaries) would be converted into (1) a fraction of an El Paso Share (including any associated fractional preferred stock purchase right) (the "Common Conversion Number"), such that the aggregate number of El Paso Shares issued in the Alternative Merger will be equal to (x) the maximum number of El Paso Shares issuable without the approval of El Paso stockholders under the rules of the New York Stock Exchange (the "NYSE") on the day prior to the closing date of the Alternative Merger less (y) the number of El Paso Shares required by the Merger Agreement to be reserved for issuance upon the exercise of options to purchase Sonat Shares outstanding immediately prior to the effective time of the Alternative Merger and (2) a fraction of a depositary share (a "Depositary Share") (each of which will represent one-fiftieth of a share of newly issued Senior Cumulative Exchangeable Preferred Stock, $.01 par value ("Preferred Stock") of El Paso) having a liquidation value equal to the product of (x) one minus the Common Conversion Number and (y) the average closing price of the El Paso Shares over the ten trading days preceding the second trading day prior to the date of the Sonat stockholders' meeting to vote on the Merger Agreement, the Merger and the Alternative Merger (provided that such liquidation value shall be not less than $32.00 nor greater than $44.50). Dividends on the Preferred Stock will be payable at a rate, to be jointly determined by the financial advisors of Sonat and El Paso (or, if they are unable to agree, a nationally recognized investment bank jointly selected by them), which would cause the trading price of a Depositary Share on a fully distributed basis to be as nearly equal as possible to the liquidation value thereof. The form of the Certificate of Designation setting forth the terms of the Preferred Stock is attached as an exhibit to the Merger Agreement.

          The parties have reserved the right under the Merger Agreement, at the request of El Paso, to substitute the form of business combination contemplated by the Merger with an alternative structure (the "Revised Merger"), pursuant to which Sonat and El Paso will form a new corporation (to be jointly owned by both companies) ("Newco"). The Revised Merger will only be effected if such transaction (i) would reduce the transaction costs associated with the consummation of the Merger, (ii) would not adversely affect Sonat's shareholders and (iii) will not affect El Paso's obligations to effect the Alternative Merger if required by the terms of the Merger Agreement. At the effective time of the Revised Merger, each of Sonat and El Paso would be merged with newly formed, wholly-owned subsidiaries of Newco, with each of Sonat and El Paso, respectively, continuing as the surviving corporation and a wholly-owned subsidiary of Newco.

          Pursuant to the Merger Agreement, (i) upon consummation of the Merger, (a) the officers of El Paso will be the officers of the surviving corporation and (b) at the effective time of the Merger, the Restated Certificate of Incorporation and By-laws of El Paso, as the surviving corporation, will be amended as provided in the Merger Agreement; or (ii) upon consummation of the Alternative Merger, (a) the officers of Sonat will be the officers of the surviving corporation, (b) the directors of Merger Sub will be the directors of the surviving corporation, (c) each share of Merger Sub common stock will be converted into one share of common stock of the surviving corporation, (d) at the effective time of the Merger (the "Effective Time"), the Restated Certificate of Incorporation of the surviving corporation will be amended as provided in the Merger Agreement,
(e) the By-laws of Sonat will constitute the by-laws of the surviving corporation and (f) the By-laws of El Paso will be amended as provided in the Merger Agreement.

         Voting Agreements
         -----------------

          In connection with, and as a condition and inducement to El Paso's willingness to enter into the Merger Agreement, on March 13, 1999, El Paso entered into separate voting agreements (1) with Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and Michael Zilka (who, together, were, as of March 13, 1999 the record and beneficial owners of 22,933,580 (approximately 20.8%) of the outstanding Sonat Shares) and (2) with Ronald L. Kuehn, Jr. (who as of March 13, 1999 was the beneficial owner of 123,054 Sonat Shares, and held (with the right to vote) 53,455, Sonat Shares (totaling approximately 0.16% of the outstanding Sonat Shares) through the Sonat Savings Plan (such voting agreements being referred to herein, together, as the "Voting Agreements" and the persons parties thereto (other than El Paso) being referred to herein, together, as the "Stockholders"). The Voting Agreements are Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

          Pursuant to the Voting Agreements, each of the Stockholders has agreed that at any meeting of the stockholders of Sonat he or it shall (i) appear at the meeting or otherwise cause his or its Sonat Shares, together with any Sonat Shares acquired by such Stockholder after the date of the Voting Agreements, whether upon the exercise of options, conversion of convertible securities or otherwise, to be counted as present thereat for purposes of establishing a quorum, and (ii) vote his or its Sonat Shares, or cause his or its Sonat Shares to be voted, in favor of the approval and adoption of the Merger Agreement, the Merger and the Alternative Merger, and any action required in furtherance thereof, if the Merger Agreement is presented for a vote at such stockholders' meeting.

          In addition, pursuant to the terms of the Voting Agreements, each of the Stockholders has irrevocably appointed El Paso as its attorney and proxy to vote all of his or its Sonat Shares in accordance with the foregoing paragraph.

          Pursuant to the Voting Agreements, the Stockholders have also agreed, among other things, except in accordance with the provisions thereof, (i) not to grant any proxies, powers of attorney or other authorization or consent, deposit any shares of capital stock of Sonat into a voting trust or enter into a voting agreement with respect to any such shares; (ii) not to (1) solicit, initiate or encourage any inquiries or the making of any Takeover Proposal (as defined in the Merger Agreement) with respect to Sonat, or (2) participate in any discussions or negotiations regarding any such Takeover Proposal, except to the extent such discussions or negotiations are participated in by the Stockholders in their capacity as directors of Sonat in accordance with the terms of the Merger Agreement.

          The Voting Agreements terminate upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

         Stock Option Agreements
         -----------------------

          In connection with, and as a condition and inducement to El Paso's willingness to enter into the Merger Agreement, on March 13, 1999, Sonat granted to El Paso, pursuant to the terms of the Sonat Option Agreement, an option to purchase, under certain circumstances, for $27.238 per share, up to 21,899,515 Sonat Shares, and in connection with, and as a condition and inducement to Sonat's willingness to enter into the Merger Agreement, El Paso granted to Sonat, pursuant to the terms of an Option Agreement, dated March 13, 1999 (the "El Paso Option Agreement" and together with the Sonat Option Agreement, the "Stock Option Agreements") an option (the "El Paso Option," and together with the Sonat Option, the "Options") to purchase, under certain circumstances, for $37.725 per share, up to 24,349,638 El Paso Shares. The Stock Option Agreements are Exhibits 4 and 5 hereto, respectively, and incorporated herein by reference.

          Pursuant to the Stock Option Agreements, El Paso or Sonat, as the case may be, may exercise the Option granted to it, in whole or in part, at any time or from time to time after the occurrence of any event as a result of which it is entitled to receive a Termination Fee (as defined below) pursuant to Section 8.2 of the Merger Agreement (described below) if the Merger Agreement is being or has been terminated (an "Exercise Event"). Each of the Options shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time and (B) nine months after the first occurrence of an Exercise Event with respect thereto.

          If, prior to the termination of the Sonat Option or the El Paso Option, as the case may be, the grantor enters into any agreement (x) pursuant to which all outstanding shares of the grantor's stock are to be purchased for, or converted into the right to receive cash or (y) with respect to any merger, consolidation, sale or transfer of all or substantially all of any assets (each of the transactions set forth in clauses (x) and (y), a "Transaction"), El Paso and Sonat agree that proper provision shall be made in such agreement to provide that, if the Sonat Option or El Paso Option, as the case may be, shall not theretofore have been exercised, then upon the consummation of the Transaction, if such Option is then exercisable, the Option holder shall have the right, at its election, to receive in exchange for the cancellation of the Sonat Option or El Paso Option, as the case may be, an amount in cash equal to the Spread. The "Spread" is defined as the number of shares subject to the applicable Option multiplied by the excess of (A) the higher of the closing sales price per share of the grantor's stock on the principal securities exchange or quotation system on which the grantor's stock is then listed or traded, as reported by The Wall Street Journal, on the day (i) the average of the closing prices of the shares of the grantor's stock as reported by The Wall Street Journal over the ten-trading day period beginning on the trading day immediately following the announcement of such agreement or
(ii) the average of the closing prices of the shares of the grantor's stock as reported by The Wall Street Journal over the ten-trading day period ending on the trading day immediately prior to the consummation of such Transaction, over (B) the exercise price of the applicable Option. The amount of the Spread, when added to the Termination Fee paid or payable to Sonat or El Paso, as the case may be, may not exceed $175 million.

         Other Matters
         -------------

          The respective obligation of each of the parties to the Merger Agreement to consummate the transactions contemplated thereby are subject to the satisfaction of each of the following conditions: (a) the Merger Agreement, the Merger and the Alternative Merger shall have been approved and adopted by the requisite vote of the stockholders of Sonat in accordance with the Restated Certificate of Incorporation of Sonat and the DGCL; (b) no statute, rule, regulation or other law and no order, decree or injunction shall have been enacted, promulgated, entered or issued by any governmental entity of competent jurisdiction which is in effect and has the effect of making the consummation of the Merger and/or the Alternative Merger illegal or prevents or prohibits consummation of the transactions contemplated thereby; (c) the waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder applicable to transactions contemplated thereby shall have expired or been terminated; (d) all waivers, consents, approvals, orders and authorizations of, and notices, reports and filings with, governmental entities necessary for the consummation of the transactions contemplated thereby shall have been obtained or made and shall be in full force and effect without the imposition of any terms, conditions, restrictions or limitations; (e) a registration statement on Form S-4 with respect to the El Paso Shares and Depositary Shares issuable in the Merger and the Alternative Merger (the "Form S-4") shall have become effective, and no stop order suspending the effectiveness of the Form S-4 shall then be in effect; (f) the El Paso Shares, and, if applicable, Depositary Shares to be issued pursuant to the Applicable Transaction, shall have been duly approved for listing on the NYSE, subject to official notice of issuance; (g) in the event the Merger is being consummated, each of Sonat and El Paso shall have received and delivered to the other a letter from its independent public accountants with respect to its eligibility to participate in a transaction accounted for as a pooling-of-interests and, in the case of El Paso, with respect to the Merger being accounted for as a pooling-of-interests. Consummation of the Merger and/or the Alternative Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of certain other customary conditions.

          Section 8.2(a) of the Merger Agreement provides that, if (x) (1) any person shall have made a Takeover Proposal to Sonat or its stockholders and thereafter the Merger Agreement is terminated by Sonat or El Paso pursuant to Section 8.1(b) thereof (which provides that the Merger Agreement may be terminated by Sonat or El Paso in the event the Effective Time shall not have occurred on or before March 31, 2000 (the "Drop Dead Date")) or pursuant to Section 8.1(f) thereof (which provides that the Merger Agreement may be terminated by Sonat or El Paso in the event that Sonat stockholders fail to approve the Merger Agreement, the Merger and the Alternative Merger) and (2) within 12 months after the termination of the Merger Agreement any Acquisition Transaction (as defined in the Merger Agreement) involving Sonat shall have been consummated or any Acquisition Agreement (as defined in the Merger Agreement) with respect to an Acquisition Transaction involving Sonat shall have been entered into, (y) the Merger Agreement is terminated by El Paso pursuant to Section 8.1(e) thereof (which provides that the Merger Agreement may be terminated by El Paso if Sonat's Board of Directors fails to reaffirm or withdraws its approval or recommendation of the Merger Agreement, the Merger and the Alternative Merger or recommends any Acquisition Transaction) or Section 8.1(h) thereof (which provides that the Merger Agreement may be terminated by El Paso if a Share Acquisition Date shall have occurred pursuant to the Rights Agreement (the "Sonat Rights Agreement") dated as of January 8, 1996, as amended, between Sonat and Chemical Mellon Shareholder Services, L.L.C., as rights agent, and assuming all rights issued pursuant thereto have been exercised for Sonat Shares, an Acquiring Person (as defined in the Sonat Rights Agreement) would beneficially own 25% or more of the outstanding Sonat Shares) or (z) the Merger Agreement is terminated by Sonat pursuant to Section 8.1(g) thereof (which provides that, prior to a vote by its stockholders on the Merger Agreement, the Merger and the Alternative Merger, if required to comply with its fiduciary duties, Sonat's Board of Directors may terminate the Merger Agreement if it receives an unsolicited Superior Proposal (as defined in the Merger Agreement) and provides five business days' notice of the terms thereof to El Paso) then, in any such case, Sonat shall, in no event later than the date an Acquisition Agreement is entered into with respect to such Acquisition Transaction involving Sonat, or if no such agreement is entered into, upon the date of consummation of such Acquisition Transaction involving Sonat, pay El Paso a fee of $150 million (a "Termination Fee") and reimburse El Paso for all out-of-pocket costs and expenses incurred by El Paso in connection with the Merger Agreement and the transactions contemplated thereby up to an aggregate of $10 million.

          In accordance with Section 8.2(a) of the Merger Agreement, in the event that (x) (1) any person shall have made a Takeover Proposal to El Paso or to its stockholders and thereafter the Merger Agreement is terminated by either party pursuant to Section 8.1(b) thereof (by reason of the occurrence of the Drop Dead Date), and (2) within 12 months after the termination of the Merger Agreement any Acquisition Transaction involving El Paso shall have been consummated or any Acquisition Agreement with respect to an Acquisition Transaction involving El Paso shall have been entered into, or (y) the Merger Agreement is terminated by Sonat pursuant to Section 8.1(i) thereof (which provides that the Merger Agreement may be terminated by Sonat if a Stock Acquisition Date shall have occurred pursuant to the Amended and Restated Shareholder Rights Agreement (the "El Paso Rights Agreement") dated as of January 20, 1999, between El Paso and BankBoston, N.A., as rights agent, and assuming all rights issued pursuant thereto have been exercised for El Paso Shares, an Acquisition Person (as defined in the El Paso Rights Agreements) would beneficially own 25% or more of the outstanding El Paso Shares) then, in any such case, El Paso shall pay Sonat a Termination Fee of $150 million and reimburse Sonat for all out-of-pocket costs and expenses incurred by Sonat in connection with the Merger Agreement and the transactions contemplated thereby up to an aggregate of $10 million.

          The Merger Agreement provides that the Board of Directors of El Paso shall take such action as is necessary so that as of the Effective Time it will have 15 members, 9 of whom are persons designated by the Board of Directors of El Paso prior to the Effective Time and 6 of whom are persons designated by the Board of Directors of Sonat prior to the Effective Time. El Paso has agreed that Selim K. Zilkha will be nominated by El Paso's Board of Directors for election to serve as a director of El Paso for so long as Selim K. Zilkha and members of his immediate family and trusts therefor own at least 5% of the then outstanding El Paso equity securities. The Merger Agreement also provides that, as of and from the Effective Time through December 31, 2000, Ronald L. Kuehn, Jr. shall be the Non-Executive Chairman of the Board of Directors of El Paso and thereupon the Board of Directors of El Paso shall appoint William A. Wise to be Chairman of the Board of Directors of El Paso to replace Ronald L. Kuehn, Jr.

          The Sonat Shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are traded on the NYSE. If the Applicable Transaction is consummated, Sonat Shares will be deregistered under the Exchange Act and will cease to be listed on the NYSE.

          Except as described above or in other Items of this Schedule 13D (which Items are incorporated herein by reference), or as provided in the Merger Agreement, the Stock Option Agreements or the Voting Agreements, neither El Paso nor, to the best of El Paso's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) - (b) By reason of its execution of the Sonat Option Agreement, El Paso may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the Sonat Shares subject to the El Paso Option and, accordingly, may be deemed to beneficially own 21,899,515 (or approximately 16.7% of the outstanding Sonat Shares based upon the 110,047,818 Sonat Shares outstanding on March 11, 1999 as provided in the Merger Agreement). El Paso expressly disclaims any beneficial ownership of Sonat Shares which are purchasable by El Paso upon exercise of the El Paso Option, on the grounds that the El Paso Option is not presently exerciseable and only becomes exerciseable upon the occurrence of the events referred to in Item 4 above. If the El Paso Option were exercised, El Paso would have the sole right to vote and to dispose of the Sonat Shares issued as a result of such exercise. El Paso expressly disclaims any beneficial ownership of Sonat Shares subject to the Voting Agreements.

          (c) Except as described in this Schedule 13D, neither El Paso nor, to the best of El Paso's knowledge, any of the individuals named in
Schedule I hereto, has effected any transaction in Sonat Shares during the past 60 days.

          (d) So long as El Paso does not exercise the El Paso Option, El Paso will not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Sonat Shares.
          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

          Reference is made to Item 4 for a description of the Merger Agreement, the Stock Option Agreements and the Voting Agreements.

          Except as described in this Schedule 13D or as provided in the Merger Agreement, the Voting Agreements and the Stock Option Agreements, neither El Paso nor, to the knowledge of El Paso, any executive officer or director of El Paso, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Sonat, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits
        --------------------------------


         Exhibit 1 --               Agreement and Plan of Merger, dated as of
                                    March 13, 1999 between El Paso Energy
                                    Corporation and Sonat Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Sonat on March 15, 1999).

         Exhibit 2 --               Voting Agreement, dated as of March 13,
                                    1999, among Selim K. Zilkha, in his
                                    capacity as trustee of the Selim K.
                                    Zilkha Trust, and Michael Zilkha and
                                    El Paso Energy Corporation (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by Sonat on March 15, 1999).

         Exhibit 3 --               Voting Agreement, dated as of March 13,
                                    1999, between Ronald C. Kuehn and El
                                    Paso Energy Corporation (incorporated by reference to Exhibit 99.4 of the Current
                                    Report on Form 8-K filed by Sonat on
                                    March 15, 1999).

         Exhibit 4-- Stock Option Agreement, dated as of March 13, 1999 between El Paso Energy Corporation and Sonat (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Sonat on March 15, 1999).

         Exhibit 5-- Stock Option Agreement, dated as of March 13, 1999 between El Paso Energy Corporation and Sonat Inc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Sonat on March 15, 1999).

          Exhibit 6-- Form of Certificate of Designation of Senior Cumulative Exchangeable Preferred Stock (incorporated by reference to Exhibit E to exhibit 2.1 of the Current Report on Form 8-K filed by Sonat on March 15, 1999).

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        EL PASO ENERGY CORPORATION



                                        By: /s/ H. Brent Austin
                                            ---------------------------
                                            Name:  H. Brent Austin
                                            Title: Executive Vice
                                                   President and Chief
                                                   Financial Officer



Dated:  March 23, 1999

                                  Schedule I



                    Executive Officers and Directors of
                         El Paso Energy Corporation



          The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso is set forth below.



Name and Citizenship             Business Address         Position/Principal
                                                               Occupation
--------------------             ----------------         ------------------

Executive Officers &
Directors:


William A. Wise          El Paso Energy Corporation    Chairman of the Board,
(United States Citizen)  1001 Louisiana Street         President and Chief
                         Houston, Texas 77002          Executive Officer

H. Brent Austin          El Paso Energy Corporation    Executive Vice
(United States Citizen)  1001 Louisiana Street         President and
                         Houston, Texas 77002          Chief Financial
                                                       Officer

Richard Owen Baish       El Paso Energy Corporation    President of El Paso
(United States Citizen)  1001 Louisiana Street         Natural Gas Company
                         Houston, Texas 77002

John D. Hushon           El Paso Energy Corporation    President of El Paso
(United States Citizen)  1001 Louisiana Street         Energy International
                         Houston, Texas 77002          Company

Greg G. Jenkins          El Paso Energy Corporation    President of El Paso
(United States Citizen)  1001 Louisiana Street         Power Services Company
                         Houston, Texas 77002

Robert G. Phillips       El Paso Energy Corporation    President of El Paso
(United States Citizen)  1001 Louisiana Street         Field Services Company
                         Houston, Texas 77002

Joel Richards III        El Paso Energy Corporation    Executive Vice
(United States Citizen)  1001 Louisiana Street         President
                         Houston, Texas 77002

Mark A. Searles          El Paso Energy Corporation    Senior Vice President
(United States Citizen)  1001 Louisiana Street
                         Houston, Texas 77002

Jeffrey I. Beason        El Paso Energy Corporation    Vice President
(United States Citizen)  1001 Louisiana Street         and Controller
                         Houston, Texas 77002

C.D. Rice                El Paso Energy Corporation    Vice President
(United States Citizen)  1001 Louisiana Street         and Treasurer
                         Houston, Texas 77002

John W. Somerhalder II   El Paso Energy Corporation    President of Tennessee
(United States Citizen)  1001 Louisiana Street         Gas Pipelines
                         Houston, Texas 77002

Britton White Jr.        El Paso Energy Corporation    Executive Vice
(United States Citizen)  1001 Louisiana Street         President and
                         Houston, Texas 77002          General Counsel

Byron Allumbaugh         Ralphs Grocery Company        Director of
(United States Citizen)  1100 West Artesia Boulevard   El Paso/Retired
                         Compton, CA 90220

Juan Carlos Braniff      FEMSA                         Director/Deputy Chief
(Mexican Citizen)        Ave. Alfonso Reyes            Executive Officer of
                         No. 2202 Norte                Service Banking,
                         Monterrey, N.L. 64000         BANCOMER
                         Mexico

Peter T. Flawn           El Paso Energy Corporation    Director of
(United States Citizen)  1001 Louisiana Street         El Paso/Retired
                         Houston, Texas 77002

James F. Gibbons         Stanford University           Director of
(United States Citizen)  School of Engineering         El Paso/Faculty of
                         Terman 214 (Mail Stop 4027)   Stanford University
                         Stanford, CA 94305-4027       and Dean of Stanford
                                                       University School of
                                                       Engineering

Ben F. Love              Texas Commerce                Director of
(United States Citizen)  Bancshares, Inc.              El Paso/Investor
                         Texas Commerce Tower
                         600 Travis, 18th Floor
                         Houston, TX 77002

Kenneth L. Smalley       3686 Lost Creek Blvd.         Director of
(United States Citizen)  Austin, TX 78735              El Paso/Retired

Malcolm Wallop           Frontiers of Freedom          Director of
(United States Citizen)  Foundation                    El Paso/President
                         1735 North Lynn Street        of Frontiers of Freedom
                         Suite 1050                    Foundation
                         Arlington, VA 22209